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                                                                     EXHIBIT 5.1

                      [LETTERHEAD OF SHEARMAN & STERLING]

MeriStar Hotels & Resorts, Inc.
1010 Wisconsin Avenue, N.W.
Washington, D.C. 20007

                            American Skiing Company
                      Placement of Shares of Common Stock

Ladies and Gentlemen:

    We are acting as counsel to American Skiing Company, a Delaware corporation ("AMERICAN SKIING"), in connection with the merger, recapitalization and other transactions, including the issuance of 81,116,681 shares (the "SHARES") of Common Stock, par value $.01 per share (the "COMMON STOCK"), by American Skiing to the shareholders of MeriStar Hotels & Resorts, Inc. ("MERISTAR" or "YOU"), to be consummated subject to the terms and the conditions set forth in the Merger Agreement, dated as of December 8, 2000 (the "Merger Agreement"), between American Skiing and MeriStar. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

    In this capacity we have examined the Merger Agreement, American Skiing's Restated and Amended Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 4, 1999, American Skiing's Bylaws dated as of October 7, 1999, the form of the Share certificate, and originals, or copies identified to our satisfaction, of such corporate records of American Skiing, certificates of public officials, officers of American Skiing and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions hereinafter expressed. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. In rendering our opinions, we have relied as to factual matters, to the extent we deem proper, upon the representations and warranties of American Skiing and you contained in or made pursuant to the foregoing documents, certificates of officers of American Skiing and certificates of public officials.

    Our opinions set forth below are limited to the General Corporation Law of the State of Delaware, and we do not express any opinion herein concerning any other law.

    Based upon the foregoing, and having regard for such legal considerations as we deem relevant, we are of the opinion that the Shares to be issued by American Skiing pursuant to the Merger Agreement have been duly authorized and validly issued and the issuance of the Shares is not subject to any preemptive rights other than those disclosed in the Merger Agreement.

    This opinion is intended solely for your benefit and is not to be made available to, or relied upon by, any other person or entity without our prior written consent; PROVIDED that we hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement on Form S-4 of American Skiing Company filed on January 9, 2001, and all amendments related thereto. This opinion letter speaks only as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances that may hereinafter come to our attention or any changes in the laws, rules, regulations or court decisions that may hereinafter occur.

                                                        Very truly yours,